November 15, 2006

VIA EDGAR

Linda VanDoorn

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Mail Stop 4561

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Sunstone Hotel Investors, Inc.

Form 10-K for Fiscal Year Ended December 31, 2005

Forms 10-Q for Fiscal Quarters Ended March 31, 2006 and June 30, 2006

Commission File No. 001-32319

Dear Ms. VanDoorn:

This letter constitutes the response of Sunstone Hotel Investors, Inc., a Maryland corporation (the “Company”), to the comment letter of the Securities and Exchange Commission (the “Commission”) dated October 24, 2006. In our letter, we refer to the Staff of the Commission as the “Staff,” to the Form 10-K for the fiscal year ended December 31, 2005 as the “2005 Form 10-K” and to the Form 10-Q for the fiscal quarter ended June 30, 3006 as the “Second Quarter 2006 Form 10-Q”. Comment numbering used for each response set forth below corresponds to the comment numbering used in the Staff’s letter.

2005 Form 10-K

Note 12—Shareholders’ Equity, page F-25

Common Stock, page F-26

Comment 1: We have read and considered your response to comment two. Since the registrant elected to recognize the related compensation cost on a straight-line basis over the requisite period for the entire award, it still remains unclear how vesting is being accounted for in the company’s financial statements. Please clarify to us the amount of compensation expense that was recognized and the amount of shares that were issued, if any, as of December 31, 2005 and how they were recognized in the financial statements.

Response: Under Statement of Financial Accounting Standards No. 123R, Share-Based Payment (“FAS 123R”), the Company has chosen to recognize compensation cost

903 Calle Amanecer, Suite 100 San Clemente, CA 92673

for an award on a straight-line basis over the requisite service period for the entire award, with the requisite service period being the vesting period.

On October 26, 2004, the Company granted 105,263 restricted stock units to the Company’s executive officers that vested immediately. The immediate vesting of these restricted stock units resulted in the issuance by the Company of 67,947 shares of common stock, net of shares of common stock which were canceled for tax withholding. The Company recognized approximately $1.8 million in corporate overhead expense on the Company’s statement of operations related to this issuance in the period October 26, 2004 through December 31, 2004.

Additionally, on October 26, 2004, the Company granted 434,211 restricted stock units to the Company’s executive officers and certain employees. Of this amount, 315,789 restricted stock units were granted to the executive officers and 118,422 restricted stock units were granted to certain employees. The grants to the Company’s executive officers vest 0% on the first anniversary of the date of grant, 20% on the second anniversary and 26.67% on each of the third, fourth and fifth anniversary. The grants to the Company’s employees vest in equal 20% installments over five years.

During the period October 26, 2004 through December 31, 2004, none of the 434,211 restricted stock units vested and thus no shares of common stock were issued, and approximately $304,000 of compensation expense was recognized in corporate overhead expense on the Company’s statement of operations.

For the year ended December 31, 2005, 20,847 shares of common stock were issued upon the vesting of 32,078 restricted stock units, net of shares of common stock which were cancelled for tax withholding. Additionally, 14,705 shares of common stock were issued upon the vesting of 14,705 restricted stock units issued to members of the Company’s Board of Directors. For the year ended December 31, 2005, approximately $2.0 million was recognized in corporate overhead expense on the Company’s statement of operations related to restricted stock unit grants to the executive officers, certain employees and directors.

Second Quarter 2006 Form 10-Q

Note 13—Subsequent Events, page 12

Comment 2: We note that you entered into a forward sale agreement on July 18, 2006 relating to 4,000,000 shares of common stock. We note that the initial forward price is reduced by certain specified amounts on the 15th day of January, April, July and October for expected quarterly dividends. Please tell us how you plan to account for the earnings per share impact of the forward sale agreement, specifically addressing the guidance in paragraph 11 of EITF 03-6.

Response: The Company plans to account for earnings per share in accordance with FAS 128. Basic earnings per share will not be affected by the forward sale agreement. Diluted earnings per share will be calculated in accordance with the treasury stock method whereby, if the market price of the Company’s common stock is greater

903 Calle Amanecer, Suite 100 San Clemente, CA 92673

than the price per share in the forward sale agreement, the diluted weighted average shares outstanding will be increased by a number of shares calculated by multiplying (i) a fraction, the numerator of which is the excess of the market price of the Company’s common stock over the price per share under the forward sale agreement and the denominator of which is the price per share under the forward sale agreement by (ii) the number of shares of common stock subject to the forward sale agreement.

Additionally, the Company considered the guidance in EITF 03-6, specifically paragraph 11. The forward sale agreement does not reset when dividends are declared. The adjustments to the forward sales price are stated amounts within the forward sale agreement and will occur whether dividends are declared or not declared and regardless of the amount of any such dividend. As such, the forward equities are not participating securities and therefore, the two-class method for computing earnings per share is not required.

If you have any questions concerning the foregoing, please contact the undersigned at (949) 369-4350. We would appreciate it if you could direct your response to this submission to Jon Kline at the Company as you did with the comment letter responded to in this letter. Mr. Kline’s fax number is (949) 369-3179.

Very truly yours,

/s/ William M. Wagner
William M. Wagner
Senior Vice President and
Chief Accounting Officer

WMW:pc

cc:	Jon Kline

903 Calle Amanecer, Suite 100 San Clemente, CA 92673